UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011
Commission File Number: 001-12970
Goldcorp Inc.
(Translation of registrant’s name into English)
Suite 3400 — 666 Burrard St.
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
Date: March 31, 2011	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Vice-President, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit
99.1	Goldcorp Inc., Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report
99.2	Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
99.3	Goldcorp Inc., Marlin Gold Operation, Department of San Marcos, Guatemala, NI 43-101 Technical Report
99.4	Pueblo Viejo Gold Project, Dominican Republic, Technical Report, Pueblo Viejo Dominicana Corporation
99.5	Qualified Person Certificate of Maryse Belanger (Peñasquito)
99.6	Consent of Maryse Belanger (Peñasquito)
99.7	Qualified Person Certificate of Guillermo Pareja
99.8	Consent of Guillermo Pareja
99.9	Qualified Person Certificate of Peter Nahan

Exhibit	Description of Furnished Exhibit
99.10	Consent of Peter Nahan
99.11	Qualified Person Certificate of David Brimage
99.12	Consent of David Brimage
99.13	Qualified Person Certificate of Sophie Bergeron
99.14	Consent of Sophie Bergeron
99.15	Qualified Person Certificate of Maryse Belanger (Cerro Negro)
99.16	Consent of Maryse Belanger (Cerro Negro)
99.17	Qualified Person Certificate of Andrew S. Tripp
99.18	Consent of Andrew S. Tripp
99.19	Qualified Person Certificate of Patrick R. Stephenson
99.20	Consent of Patrick R. Stephenson
99.21	Qualified Person Certificate of Herbert A. Smith
99.22	Consent of Herbert A. Smith